# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Gloo Holdings, Inc., CIK 0002069785
CUSIP: 379598105
Title of class of securities: Class A Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 831 PEARL STREET, BOULDER, Colorado (CO), 80302
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000314984-26-000008
Filed by CIK 0000314984

## Reporting persons
- THRIVENT FINANCIAL FOR LUTHERANS: type of reporting person: insurance company (IC), investment adviser (IA); citizenship or place of organization: Wisconsin (WI); sole voting power 4,655,000; shared voting power 0; sole dispositive power 4,655,000; shared dispositive power 0; aggregate amount beneficially owned 4,655,000 (22.4% of the class)
  Comment: (1) The percentage calculations used herein are based on the statement in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2026, as filed with the Securities and Exchange Commission on June 9, 2026, that there were 20,793,009 shares of Class A Common Stock outstanding as of May 29, 2026.

## Item 1. Issuer
Name of issuer: Gloo Holdings, Inc.
Address of issuer's principal executive offices: 831 PEARL STREET, BOULDER, Colorado, 80302

## Item 2. Person Filing
Name of person filing: Thrivent Financial for Lutherans
Address of principal business office or, if none, residence:
901 Marquette Avenue, Suite 2500
Minneapolis, Minnesota 55402
Citizenship: Thrivent Financial for Lutherans is a Wisconsin fraternal benefit society.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: insurance company (IC), investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 4,655,000
Percent of class:
22.4%

The percentage calculations used herein are based on the statement in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2026, as filed with the Securities and Exchange Commission on June 9, 2026, that there were 20,793,009 shares of Class A Common Stock outstanding as of May 29, 2026.
Sole power to vote or to direct the vote: 4,655,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 4,655,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- THRIVENT FINANCIAL FOR LUTHERANS: /s/ David S. Royal, David S. Royal, Executive Vice President, Chief Financial and Investment Officer (08/07/2026)